Exhibit 99.1

2017

HALF-YEAR FINANCIAL REPORT

CONTENTS

1 CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS	2
CONSOLIDATED BALANCE SHEETS — ASSETS	2
CONSOLIDATED BALANCE SHEETS — LIABILITIES AND EQUITY	3
CONSOLIDATED INCOME STATEMENTS	4
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	6
CONSOLIDATED STATEMENTS OF CASH FLOWS	8
NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017	10
A/ Basis of preparation of the half-year financial statements and accounting policies	10
B/ Significant information for the first half of 2017	14
C/ Events subsequent to June 30, 2017	37

The condensed half-year consolidated financial statements are unaudited but have been subject to a review by the statutory auditors in accordance with professional standards applicable in France.

1 CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS — ASSETS

(€ million)	Note	June 30, 2017	December 31, 2016
Property, plant and equipment	B.2.	9,633	10,019
Goodwill	B.3.	40,964	40,287
Other intangible assets	B.3.	13,849	10,879
Investments in associates and joint ventures	B.5.	2,841	2,890
Other non-current assets	B.6.	2,928	2,820
Deferred tax assets		4,556	4,669
Non-current assets		74,771	71,564
Inventories		7,246	6,892
Accounts receivable	B.7.	6,857	7,311
Other current assets		2,091	2,211
Cash and cash equivalents	B.9.	10,877	10,273
Current assets		27,071	26,687
Assets held for sale or exchange	B.21.	28	6,421
TOTAL ASSETS		101,870	104,672

The accompanying notes on pages 10 to 37 are an integral part of the condensed half-year consolidated financial statements.

2 | Sanofi • 2017 Half-Year Financial Report

CONSOLIDATED BALANCE SHEETS — LIABILITIES AND EQUITY

(€ million)	Note	June 30, 2017	December 31, 2016
Equity attributable to equity holders of Sanofi		57,631	57,554
Equity attributable to non-controlling interests		161	170
Total equity	B.8.	57,792	57,724
Long-term debt	B.9.	15,186	16,815
Non-current liabilities related to business combinations and to non-controlling interests	B.11.	1,287	1,378
Provisions and other non-current liabilities	B.12.	8,412	8,834
Deferred tax liabilities		2,128	2,292
Non-current liabilities		27,013	29,319
Accounts payable		4,303	4,297
Other current liabilities		9,277	10,175
Current liabilities related to business combinations and to non-controlling interests	B.11.	234	198
Short-term debt and current portion of long-term debt	B.9.	3,241	1,764
Current liabilities		17,055	16,434
Liabilities related to assets held for sale or exchange	B.21.	10	1,195
TOTAL LIABILITIES AND EQUITY		101,870	104,672

The accompanying notes on pages 10 to 37 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2017 (6 months)(a)	June 30, 2016 (6 months)(a)	December 31, 2016 (12 months)(a)
Net sales	B.20.4.	17,311	15,926	33,821
Other revenues		519	310	887
Cost of sales		(5,670)	(4,970)	(10,702)
Gross profit		12,160	11,266	24,006
Research and development expenses		(2,667)	(2,514)	(5,172)
Selling and general expenses		(5,046)	(4,609)	(9,486)
Other operating income	B.15.	173	265	355
Other operating expenses	B.15.	(71)	(195)	(482)
Amortization of intangible assets	B.3.	(990)	(877)	(1,692)
Impairment of intangible assets	B.4.	(12)	(52)	(192)
Fair value remeasurement of contingent consideration	B.6.-B.11.	(100)	(67)	(135)
Restructuring costs and similar items	B.16.	(364)	(627)	(879)
Other gains and losses, and litigation	B.17.	(7)	—	211
Operating income		3,076	2,590	6,534
Financial expenses	B.18.	(218)	(241)	(924)
Financial income	B.18.	95	50	68
Income before tax and associates and joint ventures		2,953	2,399	5,678
Income tax expense	B.19.	(610)	(497)	(1,326)
Share of profit/(loss) of associates and joint ventures		38	98	134
Net income excluding the exchanged/held-for-exchange Animal Health business		2,381	2,000	4,486
Net income of the exchanged/held-for-exchange Animal Health business	B.21.	4,421	286	314
Net income		6,802	2,286	4,800
Net income attributable to non-controlling interests		64	41	91
Net income attributable to equity holders of Sanofi		6,738	2,245	4,709
Average number of shares outstanding (million)	B.8.7.	1,260.3	1,287.6	1,286.6
Average number of shares outstanding after dilution (million)	B.8.7.	1,270.6	1,296.6	1,296.0
– Basic earnings per share (in euros)		5.35	1.74	3.66
– Basic earnings per share excluding the exchanged/held-for-exchange Animal Health business (in euros)		1.84	1.52	3.42
– Diluted earnings per share (in euros)		5.30	1.73	3.63
– Diluted earnings per share excluding the exchanged/held-for-exchange Animal Health business (in euros)		1.82	1.51	3.39

(a)	The results of the Animal Health business, and the gain on the divestment of that business, are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Note B.21.

The accompanying notes on pages 10 to 37 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Note	June 30, 2017 (6 months)	June 30, 2016 (6 months)	December 31, 2016 (12 months)
Net income		6,802	2,286	4,800
Attributable to equity holders of Sanofi		6,738	2,245	4,709
Attributable to non-controlling interests		64	41	91
Other comprehensive income:
• Actuarial gains/(losses)	B.8.8.	282	(924)	(106)
• Tax effects	B.8.8.	(60)	253	(22)
Sub-total: items not subsequently reclassifiable to profit or loss (a)		222	(671)	(128)
• Available-for-sale financial assets		325	(422)	(105)
• Cash flow hedges		(28)	—	31
• Change in currency translation differences	B.8.8.	(2,011)	(37)	1,090
• Tax effects	B.8.8.	(51)	83	40
Sub-total: items subsequently reclassifiable to profit or loss (b)		(1,765)	(376)	1,056
Other comprehensive income/(loss) for the period, net of taxes (a+b)		(1,543)	(1,047)	928
Comprehensive income		5,259	1,239	5,728
Attributable to equity holders of Sanofi		5,203	1,203	5,634
Attributable to non-controlling interests		56	36	94

The accompanying notes on pages 10 to 37 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options and other share- based payment	Other comprehensive income (a)	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2016	2,611	52,010	(298)	2,814	912	58,049	161	58,210
Other comprehensive income for the period	—	(671)	—	—	(371)	(1,042)	(5)	(1,047)
Net income for the period	—	2,245	—	—	—	2,245	41	2,286
Comprehensive income for the period	—	1,574	—	—	(371)	1,203	36	1,239
Dividend paid out of 2015 earnings (€2.93 per share)	—	(3,759)	—	—	—	(3,759)	—	(3,759)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(54)	(54)
Share repurchase program (b)	—	—	(1,402)	—	—	(1,402)	—	(1,402)
Reduction in share capital (b)	(45)	(1,655)	1,700	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	1	16	—	—	—	17	—	17
• Issuance of restricted shares	7	(7)	—	—	—	—	—	—
• Proceeds from sale of treasury shares on exercise of stock options	—	—	—	—	—	—	—	—
• Value of services obtained from employees	—	—	—	117	—	117	—	117
• Tax effects of the exercise of stock options	—	—	—	(14)	—	(14)	—	(14)
Change in non-controlling interests without loss of control	—	(21)	—	—	—	(21)	14	(7)
Balance at June 30, 2016	2,574	48,158	—	2,917	541	54,190	157	54,347
Other comprehensive income for the period	—	544	—	—	1,423	1,967	8	1,975
Net income for the period	—	2,464	—	—	—	2,464	50	2,514
Comprehensive income for the period	—	3,008	—	—	1,423	4,431	58	4,489
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(56)	(56)
Share repurchase program (b)	—	—	(1,503)	—	—	(1,503)	—	(1,503)
Share-based payment plans:
• Exercise of stock options	6	196	—	—	—	202	—	202
• Employee share ownership plan	4	96	—	—	—	100	—	100
• Value of services obtained from employees	—	—	—	110	—	110	—	110
• Tax effects of the exercise of stock options	—	—	—	5	—	5	—	5
Change in non-controlling interests without loss of control	—	19	—	—	—	19	13	32
Change in non-controlling interests arising from divestment	—	—	—	—	—	—	(2)	(2)
Balance at December 31, 2016	2,584	51,477	(1,503)	3,032	1,964	57,554	170	57,724

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(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options and other share- based payment	Other comprehensive income (a)	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at December 31, 2016	2,584	51,477	(1,503)	3,032	1,964	57,554	170	57,724
Other comprehensive income for the period	—	222	—	—	(1,757)	(1,535)	(8)	(1,543)
Net income for the period	—	6,738	—	—	—	6,738	64	6,802
Comprehensive income for the period	—	6,960	—	—	(1,757)	5,203	56	5,259
Dividend paid out of 2016 earnings (€2.96 per share)	—	(3,710)	—	—	—	(3,710)	—	(3,710)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(55)	(55)
Share repurchase program (b)	—	—	(1,697)	—	—	(1,697)	—	(1,697)
Reduction in share capital (b)	(73)	(2,709)	2,782	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	3	96	—	—	—	99	—	99
• Issuance of restricted shares	7	(7)	—	—	—	—	—	—
• Value of services obtained from employees	—	—	—	126	—	126	—	126
• Tax effects of the exercise of stock options	—	—	—	13	—	13	—	13
Other movements related to issuance of restricted shares (c)	—	16	—	—	—	16	—	16
Change in non-controlling interests without loss of control	—	27	—	—	—	27	(5)	22
Change in non-controlling interests generated by divestment	—	—	—	—	—	—	(5)	(5)
Balance at June 30, 2017	2,521	52,150	(418)	3,171	207	57,631	161	57,792

(a)	See Note B.8.8.
(b)	See Notes B.8.2. and B.8.3.
(c)	Issuance of restricted shares to former employees of the Animal Health business subsequent to the date of divestment.

The accompanying notes on pages 10 to 37 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2017 (6 months)(a)	June 30, 2016 (6 months)(a)	December 31, 2016 (12 months)(a)
Net income attributable to equity holders of Sanofi		6,738	2,245	4,709
Net (income)/loss of the exchanged/held-for-exchange Animal Health business		(4,421)	(286)	(314)
Non-controlling interests, excluding BMS (b)		21	(3)	5
Share of undistributed earnings of associates and joint ventures		(9)	(57)	(83)
Depreciation, amortization and impairment of property, plant and equipment and intangible assets		1,762	1,572	3,301
Gains and losses on disposals of non-current assets, net of tax (c)		(79)	(27)	(244)
Net change in deferred taxes		(269)	(477)	(542)
Net change in provisions (d)		(204)	(107)	20
Cost of employee benefits (stock options and other share-based payments)		126	111	241
Impact of the workdown of acquired inventories remeasured at fair value		176	—	—
Unrealized (gains)/losses recognized in income		(9)	(122)	(83)
Operating cash flow before changes in working capital and excluding the exchanged/held-for-exchange Animal Health business		3,832	2,849	7,010
(Increase)/decrease in inventories		(502)	(514)	(323)
(Increase)/decrease in accounts receivable		150	103	168
Increase/(decrease) in accounts payable		110	74	447
Net change in other current assets, current financial assets and other current liabilities (e)		(1,034)	27	536
Net cash provided by/(used in) operating activities excluding the exchanged/held-for-exchange Animal Health business (f)		2,556	2,539	7,838
Net cash provided by/(used in) operating activities of the exchanged/held-for-exchange Animal Health business		—	68	346
Acquisitions of property, plant and equipment and intangible assets	B.2. – B.3.	(998)	(1,200)	(2,083)
Acquisitions of investments in consolidated undertakings, net of cash acquired (g)/(i)	B.1.	(381)	(345)	(426)
Acquisitions of available-for-sale financial assets		(105)	(123)	(208)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (h)		440	264	209
Net change in loans and other financial assets		(18)	(10)	(3)
Net cash provided by/(used in) investing activities excluding the exchanged/held-for-exchange Animal Health business		(1,062)	(1,414)	(2,511)
Net cash provided by/(used in) investing activities of the exchanged/held-for-exchange Animal Health business		—	(56)	(126)
Net cash inflow from the exchange of the Animal Health business for BI’s Consumer Healthcare business (j)	B.1. – B.21.	4,349	—	—
Issuance of Sanofi shares	B.8.1.	99	17	305
Dividends paid:
• to shareholders of Sanofi		(3,710)	(3,759)	(3,759)
• to non-controlling interests, excluding BMS (b)		(11)	(9)	(21)
Transactions with non-controlling interests, other than dividends		(37)	—	(11)
Additional long-term debt contracted	B.9.1.	1	1,787	4,773
Repayments of long-term debt	B.9.1.	(7)	(2,582)	(2,576)
Net change in short-term debt		173	1,856	96
Acquisitions of treasury shares	B.8.2.	(1,700)	(1,404)	(2,908)
Disposals of treasury shares, net of tax		—	—	—
Net cash provided by/(used in) financing activities excluding the exchanged/held-for-exchange Animal Health business		(5,192)	(4,094)	(4,101)

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(€ million)	Note	June 30, 2017 (6 months)(a)	June 30, 2016 (6 months)(a)	December 31, 2016 (12 months)(a)
Net cash provided by/(used in) financing activities of the exchanged/held-for-exchange Animal Health business		—	(9)	111
Impact of exchange rates on cash and cash equivalents		(47)	(103)	(101)
Net change in cash and cash equivalents		604	(3,072)	1,125
Cash and cash equivalents, beginning of period		10,273	9,148	9,148
Cash and cash equivalents, end of period	B.9.	10,877	6,076	10,273

(a)	For 2016, cash flows of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations). For the six months ended June 30, 2017, the main cash effect of the exchange of the Animal Health business for Boehringer Ingelheim’s (BI) Consumer Healthcare business is described below in note (j).
(b)	See Note C.2. to the financial statements for the year ended December 31, 2016.
(c)	Includes available-for-sale financial assets.
(d)	This line item includes contributions paid to pension funds (see Note B.12.).
(e)	In the first half of 2017, mainly due to settlement of tax liabilities and social liabilities.
(f)	Including:

– Income tax paid (excluding the Animal Health business, see note (j))	(1,324)	(1,180)	(2,096)
– Interest paid (excluding cash flows on derivative instruments used to hedge debt)	(114)	(180)	(401)
– Interest received (excluding cash flows on derivative instruments used to hedge debt)	30	28	56
– Dividends received from non-consolidated entities	14	3	9

(g)	This line item includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations.
(h)	This line item includes proceeds from disposals of investments in consolidated entities and of other non-current financial assets.
(i)	The main cash effect of the exchange of the Animal Health business for Boehringer Ingelheim’s (BI) Consumer Healthcare business was the receipt by Sanofi of a balancing cash payment of €4,207 million. Consequently, all of the cash flows arising from that exchange transaction during the first half of 2017 are presented in a separate line item, Net cash inflow from the exchange of the Animal Health business for BI’s Consumer Healthcare business.
(j)	For the six months ended June 30, 2017, this line item comprises (i) the receipt by Sanofi of a balancing cash payment of €4,207 million; (ii) reimbursements of intragroup accounts with Merial entities totaling €967 million; (iii) a partial payment of €934 million of the tax on the gain arising on the divestment; and (iv) the cash held by the BI subsidiaries acquired by Sanofi. The total consideration for the sale of the Animal Health business to BI was €10,320 million (see Note B.21.), and the consideration for the acquisition of BI’s Consumer Healthcare business was €6,271 million (see Note B.1.).

The accompanying notes on pages 10 to 37 are an integral part of the condensed half-year consolidated financial statements.

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NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017

INTRODUCTION

Sanofi, together with its subsidiaries (collectively “Sanofi” or “The Company”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.

Sanofi is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The condensed consolidated financial statements for the six months ended June 30, 2017 were reviewed by the Sanofi Board of Directors at the Board meeting on July 28, 2017.

A/ Basis of preparation of the half-year financial statements and accounting policies

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2016.

The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2017 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). The accounting policies applied as of June 30, 2017 are identical to those described in the notes to the published consolidated financial statements as of December 31, 2016.

IFRS as endorsed by the European Union as of June 30, 2017 are available via the following web link:

http://ec.europa.eu/finance/company-reporting/standards-interpretations/index_en.htm

A.2. USE OF ESTIMATES

The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available during the review and finalization of the financial statements. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as at the date of the review of the financial statements. Examples of estimates and assumptions include:

•	amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;

•	impairment of property, plant and equipment, intangible assets, and investments in associates and joint ventures;

•	the valuation of goodwill and the valuation and useful life of acquired intangible assets;

•	the measurement of contingent consideration receivable in connection with asset divestments;

•	the amount of post-employment benefit obligations;

•	the amount of provisions for restructuring, litigation, tax risks and environmental risks;

•	the amount of deferred tax assets resulting from tax losses available for carry-forward and deductible temporary differences;

•	the measurement of contingent consideration liabilities; and

•	which exchange rate to use at the end of the reporting period for the translation of accounts denominated in foreign currencies, and of financial statements of foreign subsidiaries, in cases where more than one exchange rate exists for a given currency.

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Actual results could differ from these estimates.

Management is also required to exercise judgment in assessing whether the criteria specified in IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations) are met, and hence whether a non-current asset or asset group should be classified as “held for sale or exchange” and whether a discontinued operation should be reported separately. Such assessments are reviewed at each reporting date based on the facts and circumstances.

For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to business operating income plus financial income and minus financial expenses, and before (i) the share of profit/loss of associates and joint ventures and (ii) net income attributable to non-controlling interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

A.3. SEASONAL TRENDS

Sanofi’s activities are not subject to significant seasonal fluctuations.

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A.4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Under IFRS 13 (Fair Value Measurement) and IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:

•	level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);

•	level 2: quoted prices in active markets for similar assets and liabilities, or valuation techniques in which all important inputs are derived from observable market data;

•	level 3: valuation techniques in which not all important inputs are derived from observable market data.

The table below sets forth the principles used to measure the fair value of the principal financial assets and liabilities recognized by Sanofi in its balance sheet:

					Method used to determine fair value
						Market data
Note	Type of financial instrument	Measurement model	Level in fair value hierarchy	Valuation technique	Valuation model	Exchange rate	Interest rate	Volatility
B.6.	Available-for-sale financial assets (quoted equity securities)	Fair value	1	Market value	Quoted market price	N/A

B.6.	Available-for-sale financial assets (quoted debt securities)	Fair value	2	Income approach	Quoted market price	N/A

B.6.	Available-for-sale financial assets (contingent consideration receivable)	Fair value	3	Income approach	Under IAS 39, contingent consideration receivable on a divestment is a financial asset. The fair value of such assets is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note D.7. to the consolidated financial statements for the year ended December 31, 2016.

B.6.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.

B.6.	Financial assets recognized under the fair value option (a)	Fair value	1	Market value	Net asset value	N/A

B.10.	Forward currency contracts	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	N/A

B.10.	Interest rate swaps	Fair value	2	Income approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A

B.10.	Cross-currency swaps	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A

B.9.	Investments in mutual funds	Fair value	1	Market value	Net asset value	N/A

B.9.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A	Because these instruments have a maturity of less than three months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.

B.9.	Debt	Amortized cost (b)	N/A	N/A

In the case of debt with a maturity of less than three months, amortized cost is regarded as an acceptable approximation of fair value as reported in the notes to the consolidated financial statements.

For debt with a maturity of more than three months, fair value as reported in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the end of the reporting period (quoted instruments) or by discounting the future cash flows based on observable market data at the end of the reporting period (unquoted instruments).

B.11.	Liabilities related to business combinations and to non-controlling interests (CVRs)	Fair value	1	Market value	Quoted market price			N/A

B.11.	Liabilities related to business combinations and to non-controlling interests (other than CVRs)	Fair value (c)	3	Income approach	Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note B.11.

(a)	These assets are held to fund a deferred compensation plan offered to certain employees.
(b)	In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).
(c)	For business combinations completed prior to application of the revised IFRS 3, contingent consideration is recognized when payment becomes probable. See Note B.3.1. to the financial statements for the year ended December 31, 2016.

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A.5. CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF VENEZUELAN SUBSIDIARIES

In 2017, Sanofi continues to account for subsidiaries based in Venezuela using the full consolidation method, on the basis that the criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are still met.

Since the reforms of February 2016, the Venezuelan foreign exchange system has consisted of two categories:

•	a first category for essential goods to which is applied the “DIPRO” rate, set at a fixed exchange rate of 10 bolivars per US dollar;

•	a second category to which is applied the “DICOM” rate, which is a floating exchange rate against the US dollar that initially stood at 206 bolivars per US dollar and was approximately 2,640 bolivars per US dollar as of June 30, 2017.

Given these changes to the foreign exchange system, recent economic and political developments and the scarcity of US dollar cash in Venezuela, Sanofi recorded a foreign exchange loss of €102 million in the first half of 2016.

A.6. NEW PRONOUNCEMENTS ISSUED BY THE IASB AND APPLICABLE FROM 2018 OR LATER

During the first half of 2017, Sanofi continued to assess the impact of the first-time application in 2018 of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers). That assessment confirmed that the new standards are expected to have only a minor impact.

An analysis of the new disclosures that may be required to comply with the new standards is ongoing. As regards IFRS 9, Sanofi has yet to decide whether or not to publish restated comparatives. If the comparatives were to be restated, some impairment losses taken against equity investments might be reclassified from prior period profit or loss to Other comprehensive income.

During the first half of 2017 the IASB issued IFRS 17 (Insurance Contracts), which applies to entities that issue insurance and reinsurance contracts and hence does not apply to Sanofi.

In June 2017, the IASB issued IFRIC 23 (Uncertainty over Income Tax Treatments), which clarifies how to apply the recognition and measurement requirements of IAS 12 (Income Taxes) when there is uncertainty over an income tax treatment. IFRIC 23 is mandatorily applicable to annual accounting periods beginning on or after January 1, 2019, subject to endorsement by the European Union. Sanofi has not early adopted IFRIC 23.

2017 Half-Year Financial Report • Sanofi | 13

B/ Significant information for the first half of 2017

B.1. IMPACT OF CHANGES IN THE SCOPE OF CONSOLIDATION

Finalization of the exchange of Sanofi’s Animal Health business for Boehringer Ingelheim’s Consumer Healthcare business

On January 1, 2017, Sanofi finalized the exchange of its Animal Health business (Merial) for Boehringer Ingelheim’s Consumer Healthcare business.

After taking account of preliminary enterprise value adjustments, the exchange values of the two businesses as effectively transferred during the first half of 2017 were determined at €10,320 million for Sanofi’s Animal Health business and €6,271 million for Boehringer Ingelheim’s Consumer Healthcare business. Finalization of the divestment of Merial de Mexico SA de CV is expected in the second half of 2017.

Divestment of the Animal Health business

Sanofi has recognized a pre-tax gain of €6,137 million within the line item Net income of the exchanged/ held-for-exchange Animal Health business, and an after-tax gain of €4,421 million. This amount may be subject to change to reflect any impact from the price adjustments specified in the exchange agreement.

14 | Sanofi • 2017 Half-Year Financial Report

Acquisition of Boehringer Ingelheim’s Consumer Healthcare business

The provisional purchase price allocation for the acquisition of Boehringer Ingelheim’s Consumer Healthcare (CHC) business is as follows (in € million):

(€ million)	Fair value at acquisition date
Property, plant and equipment	72
Other intangible assets	3,985
Inventories	287
Other assets and liabilities	(27)
Held-for-sale assets	78
Deferred taxes	(247)
Net assets of Boehringer Ingelheim’s CHC business as of January 1, 2017	4,148
Goodwill	2,123
Purchase price	6,271

Goodwill represents (i) the capacity to draw on a specialized structure to refresh the existing product portfolio; (ii) the competencies of the staff transferred to Sanofi; (iii) the benefits derived from the creation of new growth platforms; and (iv) the expected future synergies and other benefits from combining the CHC operations of Boehringer Ingelheim and Sanofi.

The tax-deductible portion of goodwill has not been determined at this stage, because the purchase price allocations for each acquiring entity have not yet been finalized.

The costs incurred in connection with the acquisition of Boehringer Ingelheim’s CHC business amount to €10 million.

With effect from January 1, 2017, the performance of the acquired portfolio – which generated net sales of €674 million in the first half of 2017 – is recognized in consolidated net sales within the Pharmaceuticals segment.

Acquisitions and investments in joint ventures

During the first half of 2017, Sanofi acquired further shares in the biopharmaceutical company Regeneron Pharmaceuticals, Inc. at a cost of €87 million. Sanofi’s investment in Regeneron had a carrying amount of €2,480 million as of June 30, 2017 (see Note B.5.). This represents an equity interest of 22.1% as of that date, the same as at December 31, 2016.

Other divestments

No other divestments were made by Sanofi in the first half of 2017 that materially affected the scope of consolidation.

B.2. PROPERTY, PLANT AND EQUIPMENT

Acquisitions of property, plant and equipment during the first half of 2017 amounted to €535 million. These included €393 million of investments in the Pharmaceuticals segment, primarily in industrial facilities (€290 million). The Vaccines segment accounted for €142 million of investments during the period.

Impairment losses of €129 million were charged against property, plant and equipment in the first half of 2017, primarily in the Pharmaceuticals segment.

Firm orders for property, plant and equipment stood at €561 million as of June 30, 2017.

2017 Half-Year Financial Report • Sanofi | 15

B.3. GOODWILL AND OTHER INTANGIBLE ASSETS

Movements in intangible assets other than goodwill during the first half of 2017 were as follows:

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2017	3,649	53,107	1,326	58,082
Changes in scope of consolidation	—	3,985	—	3,985
Acquisitions and other increases	221	188	74	483
Disposals and other decreases	(10)	(16)	(4)	(30)
Currency translation differences	(127)	(2,688)	(35)	(2,850)
Transfers (a)	(44)	(6)	30	(20)
Gross value at June 30, 2017	3,689	54,570	1,391	59,650
Accumulated amortization & impairment at January 1, 2017	(2,290)	(43,997)	(916)	(47,203)
Amortization expense	—	(1,000)	(54)	(1,054)
Impairment losses, net of reversals (b)	(1)	(27)	—	(28)
Disposals and other decreases	10	15	4	29
Currency translation differences	88	2,309	26	2,423
Transfers	(16)	48	—	32
Accumulated amortization & impairment at June 30, 2017	(2,209)	(42,652)	(940)	(45,801)
Carrying amount at December 31, 2016	1,359	9,110	410	10,879
Carrying amount at June 30, 2017	1,480	11,918	451	13,849

(a)	The “Transfers” line mainly relates to acquired R&D that came into commercial use during the period and is being amortized from the date of marketing approval.
(b)	See Note B.4.

Acquisitions of other intangible assets (excluding software) in the first half of 2017 totaled €4,394 million. This mainly comprises the assets recognized on the acquisition of Boehringer Ingelheim’s Consumer Healthcare business (€3,985 million), plus upfront and milestone payments in Vaccines, Diabetes and Consumer Healthcare. The item “Products, trademarks and other rights” mainly comprises:

•	marketed products, with a carrying amount of €11.4 billion as of June 30, 2017 (€8.4 billion as of December 31, 2016) and a weighted average amortization period of approximately 10 years;

•	trademarks, with a carrying amount of €0.2 billion as of June 30, 2017 (€0.2 billion as of December 31, 2016) and a weighted average amortization period of approximately 13 years.

The table below provides information about the principal marketed products, which represented 88% of the carrying amount of that item as of June 30, 2017:

(€ million)	Gross value	Accumulated amortization & impairment	Carrying amount June 30, 2017	Amortization period (years) (a)	Residual amortization period (years) (b)	Carrying amount December 31, 2016
Boehringer Ingelheim Consumer Healthcare	3,985	133	3,852	15	15	—
Genzyme	10,584	6,238	4,346	10	6	5,009
Aventis	33,271	32,441	830	9	4	1,095
Chattem	1,305	473	832	22	16	930
Zentiva	938	830	108	9	4	128
Total: principal marketed products	50,083	40,115	9,968			7,162

(a)	Weighted averages. The amortization periods for these products vary between 1 and 25 years.
(b)	Weighted averages.

Goodwill amounted to €40,964 million as of June 30, 2017, versus €40,287 million as of December 31, 2016. The change during the first half of 2017 was due to the goodwill recognized on the acquisition of Boehringer Ingelheim’s Consumer Healthcare business (see Note B.1.) and to currency translation differences.

16 | Sanofi • 2017 Half-Year Financial Report

B.4. IMPAIRMENT OF INTANGIBLE ASSETS

The results of impairment tests conducted in accordance with IAS 36 (Impairment of Assets) as of June 30, 2017 led to the recognition of a net impairment loss of €28 million, of which €16 million included in Gross profit.

B.5. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Investments in associates and joint ventures are accounted for by the equity method. For definitions of the terms “associate” and “joint venture”, refer to Note B.1. to the consolidated financial statements for the year ended December 31, 2016.

Investments in associates and joint ventures comprise:

(€ million)	% interest	June 30, 2017	December 31, 2016
Regeneron Pharmaceuticals, Inc.	22.1	2,480	2,548
Onduo LLC	50.0	158	181
Infraserv GmbH & Co. Höchst KG (a)	31.2	64	79
Entities and companies managed by Bristol-Myers Squibb (b)	49.9	40	44
Other investments	—	99	38
Total		2,841	2,890

(a)	Joint ventures.
(b)	Under the terms of the agreements with BMS (see Note C.2. to the consolidated financial statements for the year ended December 31, 2016), Sanofi’s share of the net assets of entities majority-owned by BMS is recorded in Investments in associates and joint ventures.

As of June 30, 2017, the market value of Sanofi’s investment in Regeneron was €10,171 million (based on a quoted stock market price of $491.14 per share as of that date), versus €8,159 million as of December 31, 2016 (based on a quoted stock market price of $367.09 per share as of that date).

The financial statements include commercial transactions between Sanofi and some associates and joint ventures that are classified as related parties. The principal transactions and balances with related parties are summarized below:

(€ million)	June 30, 2017	June 30, 2016	December 31, 2016
Sales (a)	18	28	39
Royalties and other revenue (a)	37	67	156
Accounts receivable and other receivables	29	63	101
Purchases and other expenses (including research expenses) (a)	410	392	708
Accounts payable	206	179	161
Other liabilities	9	66	65

(a)	For the six months ended June 30, 2016 and the year ended December 31, 2016, these items include transactions between Sanofi and Sanofi Pasteur MSD during the period from January 1, 2016 through March 8, 2016 (the date of the announcement that the joint venture was to be dismantled; see Notes B.1. and D.1.2. to the consolidated financial statements for the year ended December 31, 2016).

B.6. OTHER NON-CURRENT ASSETS

Other non-current assets comprise:

(€ million)	June 30, 2017	December 31, 2016
Available-for-sale financial assets	1,837	1,583
Pre-funded pension obligations	30	30
Long-term loans and advances and other non-current receivables	644	776
Financial assets recognized under the fair value option	325	329
Derivative financial instruments	92	102
Total	2,928	2,820

2017 Half-Year Financial Report • Sanofi | 17

The Available-for-sale financial assets line includes the market value of Sanofi’s equity investment in Alnylam: €737 million as of June 30, 2017 and €364 million as of December 31, 2016.

This line also includes contingent consideration receivable by Sanofi Pasteur following the dismantling of the Sanofi Pasteur MSD joint venture, as described in Note D.7. to the consolidated financial statements for the year ended December 31, 2016. Changes in the fair value of this asset are reported within the income statement line item Fair value remeasurement of contingent consideration.

The amount of the receivable was €396 million as of June 30, 2017 and €458 million as of December 31, 2016. The movement during the first half of 2017 was mainly due to the reclassification of amounts receivable within less than one year to Other current assets.

B.7. ACCOUNTS RECEIVABLE

Accounts receivable break down as follows:

(€ million)	June 30, 2017	December 31, 2016
Gross value	7,051	7,506
Allowances	(194)	(195)
Carrying amount	6,857	7,311

The impact of allowances against accounts receivable in the first half of 2017 was a net expense of €18 million (versus €22 million for the first half of 2016).

The table below shows the aging profile of overdue accounts receivable, based on gross value:

	Overdue accounts	Overdue	Overdue	Overdue	Overdue	Overdue
(€ million)	gross value	<1 month	1 to 3 months	3 to 6 months	6 to 12 months	> 12 months
June 30, 2017	720	183	184	143	38	172
December 31, 2016	597	133	103	121	42	198

Amounts overdue by more than one month relate mainly to public-sector customers.

Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables that met the conditions described in Note B.8.7. to the consolidated financial statements for the year ended December 31, 2016 and hence were derecognized was €724 million as of June 30, 2017 (versus €428 million as of December 31, 2016). The residual guarantees relating to those transfers were immaterial as of June 30, 2017.

B.8. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.8.1. Share capital

As of June 30, 2017, the share capital was €2,521,508,052 and consisted of 1,260,754,026 shares (the total number of shares outstanding) with a par value of €2.

Treasury shares held by Sanofi are as follows:

	Number of shares	% of share capital
	(million)	for the period
June 30, 2017	5.0	0.40%
December 31, 2016	20.0	1.55%
June 30, 2016	0.1	0.01%
January 1, 2016	4.0	0.30%

A total of 1,722,879 shares were issued in the first half of 2017 as a result of the exercise of Sanofi stock subscription options.

In addition, a total of 3,389,221 shares vested and were issued in the first half of 2017 under restricted share plans.

18 | Sanofi • 2017 Half-Year Financial Report

B.8.2. Repurchase of Sanofi shares

On May 10, 2017, the Annual General Meeting of Sanofi shareholders approved a share repurchase program for a period of 18 months. Under that program (and that program alone), Sanofi repurchased 2,813,722 of its own shares during the first half of 2017 for a total amount of €241 million.

On May 4, 2016, the Annual General Meeting of Sanofi shareholders approved a share repurchase program for a period of 18 months. Under that program (and that program alone), Sanofi repurchased 18,426,601 of its own shares during the first half of 2017 for a total amount of €1,454 million.

In addition, transactions carried out under the liquidity contract in the first half of 2017 reduced equity by €2 million.

B.8.3. Reductions in share capital

On April 27, 2017, the Board of Directors approved the cancellation of 36,380,198 treasury shares (€2,782 million including additional paid-in capital), representing 2.89% of the share capital as of June 30, 2017.

Those cancellations have no net impact on shareholders’ equity.

B.8.4. Restricted share plans

Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2016. The principal features of the plan awarded in 2017 are set forth below:

Type of plan	2017 Performance share plan
Date of Board meeting approving the plan	May 10, 2017
Total number of shares subject to a 3-year service period	3,587,465
Fair value per share awarded (a)	81.50
Fair value of plan at the date of grant (€ million)	292

(a)	Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.

The total expense recognized for all restricted and performance share plans in the six months ended June 30, 2017 was €103 million, versus €97 million in the comparable period of 2016.

The number of shares not yet fully vested as of June 30, 2017 was 13,376,134, comprising 3,585,804 under the 2017 plans; 3,965,610 under the 2016 plans; 3,573,870 under the 2015 plans; and 2,250,850 under the 2014 plans.

On March 5, 2014, the Board of Directors approved a performance share unit (PSU) plan, vesting at the end of a three-year service period and subject to performance conditions. This plan expired on March 5, 2017, resulting in a cash payment of €27 million based on the performance attainment of the conditions. The related expense was recognized on a straight line basis over the vesting period as described in Note B.24. to the consolidated financial statements for the year ended December 31, 2016.

B.8.5. Capital increases

On March 2, 2017, the Sanofi Board of Directors approved an employee share ownership plan in the form of a capital increase reserved for employees. Employees were offered the opportunity to subscribe to the capital increase at a price of €70.01 per share, representing 80% of the average of the quoted market prices of Sanofi shares during the 20 trading days preceding June 14, 2017.

The subscription period was open from June 19 through June 30, 2017. For each tranche of five shares applied for, the applicant received one additional new share by way of employer’s contribution; and for each application for 20 or more shares, the applicant received an additional four new shares by way of employer’s contribution. The plan resulted in a total of 1,528,982 shares being subscribed for, and the issuance of a further 92,116 shares as an employer’s contribution under the terms of the plan.

An expense of €21 million was recognized for this plan in the six months ended June 30, 2017.

The shares will be issued, and the capital increase recognized in shareholders’ equity, on July 31, 2017.

2017 Half-Year Financial Report • Sanofi | 19

On March 3, 2016, the Sanofi Board of Directors approved an employee share ownership plan in the form of a capital increase reserved for employees. Employees were offered the opportunity to subscribe to the capital increase at a price of €57.25 per share, representing 80% of the average of the quoted market prices of Sanofi shares during the 20 trading days preceding June 8, 2016.

The subscription period was open from June 13 through June 24, 2016. The plan resulted in a total of 1,756,972 shares being subscribed for, and the issuance of a further 47,014 shares as an employer’s contribution under the terms of the plan.

An expense of €16 million (excluding the Animal Health business) was recognized for this plan in the year ended December 31, 2016.

B.8.6. Stock subscription option plans

On May 10, 2017, the Board of Directors granted 378,040 stock subscription options at an exercise price of €88.97 per share. The vesting period is four years, and the plan expires on May 10, 2021.

Sanofi used the following assumptions in determining the fair value of the plan:

•	dividend yield: 3.56%;

•	plan maturity: 7 years;

•	volatility of Sanofi shares, computed on a historical basis: 23.74%;

•	risk-free interest rate: 0.270%.

On that basis, the fair value of one option is €12.21, and the fair value of the stock subscription option plan awarded in June 2017 is €5 million. That amount is recognized as an expense over the vesting period, with the opposite entry recognized directly in equity.

The total expense recognized for all stock options in the six months ended June 30, 2017 was €2 million, versus €3 million in the comparable period of 2016.

The table below provides summary information about options outstanding and exercisable as of June 30, 2017:

	Outstanding			Exercisable
		Average residual life	Weighted average exercise price per share		Weighted average exercise price per share
Range of exercise prices per share	Number of options	(years)	(€)	Number of options	(€)
From €30.00 to €40.00 per share	122,061	1.75	38.08	122,061	38.08
From €40.00 to €50.00 per share	1,799,333	1.67	45.09	1,799,333	45.09
From €50.00 to €60.00 per share	3,711,300	3.05	54.18	3,711,300	54.18
From €60.00 to €70.00 per share	2,350,202	0.45	62.33	2,350,202	62.33
From €70.00 to €80.00 per share	1,862,650	6.85	73.62	559,085	72.19
From €80.00 to €90.00 per share	811,540	8.86	89.19	—	—
Total	10,657,086			8,541,981

20 | Sanofi • 2017 Half-Year Financial Report

B.8.7. Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(million)	June 30, 2017	June 30, 2016	December 31, 2016
Average number of shares outstanding	1,260.3	1,287.6	1,286.6
Adjustment for stock options with dilutive effect	3.2	2.8	2.6
Adjustment for restricted shares	7.1	6.2	6.8
Average number of shares outstanding used to compute diluted earnings per share	1,270.6	1,296.6	1,296.0

As of June 30, 2017, 0.8 million stock options were not taken into account in computing diluted earnings per share because they had no dilutive effect, compared with 2.4 million as of December 31, 2016 and 2.4 million as of June 30, 2016.

B.8.8. Other comprehensive income

Movements within other comprehensive income are shown below:

(€ million)	June 30, 2017 (6 months)	June 30, 2016 (6 months)	December 31, 2016
Balance, beginning of period	973	45	45
Attributable to equity holders of Sanofi	992	67	67
Attributable to non-controlling interests	(19)	(22)	(22)
Actuarial gains/(losses):
• Actuarial gains/(losses) excluding associates and joint ventures	282	(924)	(104)
• Actuarial gains/(losses) of associates and joint ventures, net of taxes	—	—	(2)
• Tax effects	(60)	253	(22)
Items not subsequently reclassifiable to profit or loss (a)	222	(671)	(128)
Available-for-sale financial assets:
• Change in fair value (excluding associates and joint ventures) (b)	324	(421)	(104)
• Change in fair value (associates and joint ventures, net of taxes)	1	(1)	(1)
• Tax effects	(60)	83	50
Cash flow hedges:
• Change in fair value (excluding associates and joint ventures) (c)	(28)	—	30
•· Change in fair value (associates and joint ventures, net of taxes)	—	—	1
• Tax effects	9	—	(10)
Change in currency translation differences:
• Currency translation differences on foreign subsidiaries (excluding associates and joint ventures) (c) (d)	(1,835)	26	1,033
• Currency translation differences (associates and joint ventures)	(176)	(63)	57
• Hedges of net investments in foreign operations	—	—	—
• Tax effects	—	—	—
Items subsequently reclassifiable to profit or loss	(1,765)	(376)	1,056
Balance, end of period	(570)	(1,002)	973
Attributable to equity holders of Sanofi	(543)	(975)	992
Attributable to non-controlling interests	(27)	(27)	(19)

(a)	Items not subsequently reclassifiable to profit or loss and attributable to the Animal Health business divested January 1, 2017: zero in the six months ended June 30, 2016, and €(3) million in the year ended December 31, 2016.
(b)	Of which reclassified to profit or loss: immaterial amount in the six months ended June 30, 2017, €(8) million in the six months ended June 30, 2016 and €447 million in the year ended December 31, 2016.
(c)	Includes reclassifications to profit or loss (excluding items related to the Animal Health business): €(23) million in the six months ended June 30, 2017. Amounts reclassified to profit or loss were immaterial in the six months ended June 30, 2016, and €2 million in the year ended December 31, 2016.
(d)	Items subsequently reclassifiable to profit or loss and attributable to the Animal Health business divested January 1, 2017: €(149) million of currency translation difference reclassified on the divestment of the Animal Health business on January 1, 2017 in the six months ended June 30, 2017. €4 million in the six months ended June 30, 2016 and €(51) million in the year ended December 31, 2016.

2017 Half-Year Financial Report • Sanofi | 21

B.9. DEBT, CASH AND CASH EQUIVALENTS

Changes in financial position during the period were as follows:

(€ million)	June 30, 2017	December 31, 2016
Long-term debt	15,186	16,815
Short-term debt and current portion of long-term debt	3,241	1,764
Interest rate and currency derivatives used to hedge debt	(87)	(100)
Total debt	18,340	18,479
Cash and cash equivalents	(10,877)	(10,273)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	—
Debt, net of cash and cash equivalents	7,463	8,206

“Debt, net of cash and cash equivalents” is a financial indicator used by management and investors to measure Sanofi’s overall net indebtedness.

B.9.1. Debt at value on redemption

A reconciliation of the carrying amount of debt to value on redemption as of June 30, 2017 is shown below:

				Value on redemption
(€ million)	Carrying amount at June 30, 2017	Amortized cost	Adjustment to debt measured at fair value	June 30, 2017	December 31, 2016
Long-term debt	15,186	71	(104)	15,153	16,765
Short-term debt and current portion of long-term debt	3,241	2	—	3,243	1,764
Interest rate and currency derivatives used to hedge debt	(87)	—	67	(20)	(10)
Total debt	18,340	73	(37)	18,376	18,519
Cash and cash equivalents	(10,877)	—	—	(10,877)	(10,273)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	—	—	—	—
Debt, net of cash and cash equivalents	7,463	73	(37)	7,499	8,246

22 | Sanofi • 2017 Half-Year Financial Report

The table below shows an analysis of debt, net of cash and cash equivalents by type, at value on redemption:

	June 30, 2017			December 31, 2016
(€ million)	non-current	current	Total	non-current	current	Total
Bond issues	15,050	2,187	17,237	16,657	823	17,480
Other bank borrowings	67	824	891	61	715	776
Finance lease obligations	23	18	41	34	19	53
Other borrowings	13	4	17	13	4	17
Bank credit balances	—	210	210	—	203	203
Interest rate and currency derivatives used to hedge debt	(21)	1	(20)	(9)	(1)	(10)
Total debt	15,132	3,244	18,376	16,756	1,763	18,519
Cash and cash equivalents	—	(10,877)	(10,877)	—	(10,273)	(10,273))
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	—	—	—	—	—
Debt, net of cash and cash equivalents	15,132	(7,633)	7,499	16,756	(8,510)	8,246

Principal financing and debt reduction transactions during the period

Sanofi carried out no bond redemptions or issues during the first half of 2017.

Sanofi had the following arrangements in place as of June 30, 2017 to manage its liquidity in connection with current operations:

•	a syndicated credit facility of €4 billion, drawable in euros and in US dollars, now due to expire on December 17, 2020 following the exercise of a second extension option in November 2015; and

•	a syndicated credit facility of €4 billion, drawable in euros and in US dollars, now due to expire on December 3, 2021 following the exercise of a second extension option in November 2016.

Sanofi has no further extension options for those credit facilities. As of June 30, 2017, there were no drawdowns under either of those facilities.

Sanofi also has two commercial paper programs, of €6 billion in France and $10 billion in the United States. During the first half of 2017, only the US program was used, with an average drawdown of $847 million. Neither of the programs was in use as of June 30, 2017.

The financing in place as of June 30, 2017 at the level of the holding company (which manages most of Sanofi’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking credit spreads or fees to the credit rating.

B.9.2. Market value of debt

The market value of debt, net of cash and cash equivalents and of derivatives and excluding accrued interest, amounted to €7,838 million as of June 30, 2017 (versus €8,663 million as of December 31, 2016). This compares with a value on redemption of €7,499 million (versus €8,246 million as of December 31, 2016).

2017 Half-Year Financial Report • Sanofi | 23

B.10. DERIVATIVE FINANCIAL INSTRUMENTS

B.10.1. Currency derivatives used to manage operating risk exposures

The table below shows operating currency hedging instruments in place as of June 30, 2017. The notional amount is translated into euros at the relevant closing exchange rate.

			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
June 30, 2017 (€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	3,331	53	—	—	—	3,331	53
of which US dollar	1,175	21	—	—	—	1,175	21
of which Chinese yuan renminbi	596	13	—	—	—	596	13
of which Japanese yen	311	9	—	—	—	311	9
of which Singapore dollar	208	—	—	—	—	208	—
of which Saudi riyal	129	1	—	—	—	129	1
Forward currency purchases	1,218	(11)	—	—	—	1,218	(11)
of which Singapore dollar	435	(8)	—	—	—	435	(8)
of which Chinese yuan renminbi	153	—	—	—	—	153	—
of which US dollar	142	(1)	—	—	—	142	(1)
of which Saudi riyal	112	(1)	—	—	—	112	(1)
of which Hungarian forint	70	—	—	—	—	70	—
Total	4,549	42	—	—	—	4,549	42

The above positions mainly hedge material foreign-currency cash flows arising after the end of the reporting period in relation to transactions carried out during the six months ended June 30, 2017 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange difference on those items (hedging instruments and hedged transactions) will be immaterial in the second half of 2017.

B.10.2. Currency and interest rate derivatives used to manage financial exposure

The cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of Sanofi’s financing activities, expose certain Sanofi entities to financial foreign exchange risk (i.e., the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).

That foreign exchange exposure is hedged by Sanofi using firm financial instruments (usually currency swaps or forward contracts) contracted with banking counterparties.

The table below shows financial currency hedging instruments in place as of June 30, 2017. The notional amount is translated into euros at the relevant closing exchange rate.

	June 30, 2017
(€ million)	Notional amount	Fair value	Maximum expiry date
Forward currency sales	3,755	66
of which US dollar	2,161	35	2018
of which Japanese yen	678	25	2018
of which Australian dollar	269	2	2018
Forward currency purchases	2,843	(33)
of which Singapore dollar	1,473	(26)	2018
of which US dollar	408	(5)	2018
of which Czech koruna	384	1	2018
Total	6,598	33

24 | Sanofi • 2017 Half-Year Financial Report

To limit risk and optimize the cost of its short-term and medium-term net debt, Sanofi uses derivative instruments that alter the interest rate and/or currency structure of its debt and cash.

The table below shows instruments of this type in place as of June 30, 2017:

	Notional amounts by expiry date as of June 30, 2017								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2017	2018	2019	2020	2021	2022	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized Eonia / receive 1.58%	—	—	1,550	—	—	—	1,550	83	1,550	83	—	—	—
pay 3-month Euribor / receive 1.15%	428	—	—	—	—	—	428	—	428	—	—	—	—
pay 3-month US dollar Libor / receive 2.22%	—	—	—	438	—		438	9	438	9	—	—	—
pay 1.22% / receive 3-month US dollar Libor	438	—	—	—	—	—	438	(1)	—	—	438	(1)	—
pay capitalized Eonia / receive 0.03%	—	—	—	—	—	1,000	1,000	(4)	1,000	(4)	—	—	—
Total	866	—	1,550	438	—	1,000	3,854	87	3,416	88	438	(1)	—

2017 Half-Year Financial Report • Sanofi | 25

B.11. LIABILITIES RELATED TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING INTERESTS

For a description of the nature of the liabilities reported in the line item Liabilities related to business combinations and to non-controlling interests, refer to Note B.8.5. to the consolidated financial statements for the year ended December 31, 2016.

The liabilities related to business combinations and to non-controlling interests shown in the table below are level 3 instruments under the IFRS 7 fair value hierarchy (see Note A.4.), except for the CVRs issued in connection with the acquisition of Genzyme, which are level 1 instruments.

Movements in liabilities related to business combinations and to non-controlling interests during the first half of 2017 are shown below:

(€ million)	Liabilities related to non-controlling interests (a) and other	CVRs issued in connection with the acquisition of Genzyme(b)	Bayer contingent consideration arising from the acquisition of Genzyme	MSD contingent consideration (European vaccines business)	Other	Total (c)
Balance at January 1, 2017	123	85	1,013	354	1	1,576
Payments made	—	—	(85)	—	(17)	(102)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount) (d)	—	—	84	15	—	99
Other movements	(21)	—	—	—	58	37
Currency translation differences	(2)	(6)	(77)	(4)	—	(89)
Balance at June 30, 2017	100	79	935	365	42	1,521
Of which:
• Current portion						234
• Non-current portion						1,287

(a)	Put options granted to non-controlling interests and commitment to future buyout of non-controlling interests held by BMS.
(b)	Based on the quoted market price per CVR of $0.38 as of June 30, 2017 and December 31, 2016.
(c)	As of January 1, 2017, this comprised a non-current portion of €1,378 million and a current portion of €198 million.
(d)	Amounts reported within the income statement line item Fair value remeasurement of contingent consideration.

As of June 30, 2017, Liabilities related to business combinations and to non-controlling interests mainly comprised, the following items:

•	The Bayer contingent consideration liability arising from the acquisition of Genzyme in 2011. As of June 30, 2017, Bayer was still entitled to receive the following potential payments:

•	a percentage of sales of alemtuzumab up to a maximum of $1,250 million or over a maximum period of ten years, whichever is achieved first;

•	milestone payments based on specified levels of worldwide sales of alemtuzumab beginning in 2021, unless Genzyme exercises its right to buy out those milestone payments by making a one-time payment not exceeding $900 million. The fair value of this liability was measured at €935 million as of June 30, 2017, versus €1,013 million as of December 31, 2016. The fair value of the Bayer liability is determined by applying the above contractual terms to sales projections which have been weighted to reflect the probability of success, and discounted. If the discount rate were to fall by 1 percentage point, the fair value of the Bayer liability would increase by approximately 4%.

26 | Sanofi • 2017 Half-Year Financial Report

•	The MSD contingent consideration liability, originally of €354 million, arising from the 2016 acquisition of the Sanofi Pasteur activities carried on within the former Sanofi Pasteur MSD joint venture (see Note D.18. to the consolidated financial statements for the year ended December 31, 2016). The fair value of this liability was measured at €365 million as of June 30, 2017. The fair value of the contingent consideration was determined by applying the royalty percentage stipulated in the contract to discounted sales projections.

B.12. PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Provisions and other non-current liabilities break down as follows:

(€ million)	Provisions for pensions & other post- employment benefits		Provisions for other long-term benefits	Restructuring provisions		Other provisions		Other non- current liabilities		Total
Balance at January 1, 2017	4,377		720	744		2,777		216		8,834
Changes in scope of consolidation	70		3	—		7		1		81
Increases in provisions and other liabilities	118	(a)	83	83		332	(b)	114		730
Provisions utilized	(358	)(a)	(67)	(4)		(79)		—		(508)
Reversals of unutilized provisions	4		(5)	(16)		(96	)(b)	—		(113)
Transfers	1		—	(161	)(c)	(25)		(12	)(c)	(197)
Net interest related to employee benefits, and unwinding of discount	45		2	1		13		2		63
Currency translation differences	(94)		(25)	(2)		(67)		(8)		(196)
Actuarial gains and losses on defined-benefit plans	(282)		—	—		—		—		(282)
Balance at June 30, 2017	3,881		711	645		2,862		313		8,412

(a)	In the case of “Provisions for pensions and other post-employment benefits”, the “Increases in provisions” line corresponds to rights vesting in employees during the period and past service cost, and the “Provisions utilized” line corresponds to contributions paid into pension funds and to plan settlements.
(b)	Amounts charged and reversed during the first half of 2017 were largely due to reassessments of tax risks and the resolution of various procedures under way with the tax authorities of several countries.
(c)	Includes transfers between current and non-current.

Provisions for pensions and other post-employment benefits

For an analysis of the sensitivity of obligations in respect of pensions and other employee benefits, and the assumptions used as of December 31, 2016, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2016.

The principal assumptions used (in particular, changes in discount and inflation rates and in the market value of plan assets) for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2017 to take into account changes during the first half of the year.

Actuarial gains and losses arising on pensions and other post-employment benefits and recognized directly in equity are as follows (amounts reported before tax):

	June 30,		June 30,		December 31,
	2017		2016		2016
(€ million)	(6 months)		(6 months)		(12 months)
Actuarial gains/(losses) on plan assets	235		485		681
Actuarial gains/(losses) on benefit obligations	47	(a)	(1,409	)(b)	(790)

(a)	The movement during the first half of 2017 includes the effect of the change in discount rates (in a range between -0.25% and +0.25%).
(b)	The movement during the first half of 2016 includes the effect of the fall in discount rates (in a range between -0.50% and -1.00%).

2017 Half-Year Financial Report • Sanofi | 27

B.13. OFF BALANCE SHEET COMMITMENTS

Off balance sheet commitments to third parties arise under collaboration agreements entered into by Sanofi (see Note D.21.1. to the consolidated financial statements for the year ended December 31, 2016).

Agreements signed during the first half of 2017 gave rise to the following new commitments:

•	Payments associated with projects in the research phase: €0.4 billion.

•	Payments contingent on the attainment of specified sales targets once a product reaches the market: €0.5 billion.

•	Potential milestone payments relating to development projects under collaboration agreements: €0.1 billion.

The principal commitments entered into, amended or discontinued during the period are described below:

On January 9, 2017, Sanofi and Immunext announced an agreement to develop a novel antibody to treat auto-immune diseases such as multiple sclerosis and lupus. Under the agreement, Sanofi acquired an exclusive worldwide license to INX-021, a monoclonal CD40L antibody currently in preclinical development. A second parallel agreement was signed to support clinical trials.

On February 27, 2017, Sanofi and Lonza announced a strategic partnership in the form of a joint venture to build and operate a large-scale mammalian cell culture facility for monoclonal antibody production in Visp, Switzerland. An initial investment of approximately €0.3 billion to finance construction of the facility will be made 50/50 by the two partners. In addition, Sanofi could pay Lonza in the region of €0.8 billion over the next fifteen years, partly as its share of operating expenses and of the cost of producing future batches, and partly to reserve capacity in the new facility.

On March 3, 2017, Sanofi Pasteur and MedImmune (a division of AstraZeneca) announced an agreement to develop and commercialize a monoclonal antibody (MEDI8897) for the prevention of Respiratory Syncytial Virus (RSV) associated illness in newborns and infants.

On May 30, 2017, ImmunoGen and Sanofi agreed an amendment to the license and collaboration agreement signed in 2003. ImmunoGen has granted Sanofi a fully paid and exclusive license to develop, manufacture and commercialize the full series of compounds developed by Sanofi using ImmunoGen technology.

In March 2017, Sanofi and Vivus Inc. discontinued their agreement to develop, manufacture and commercialize avanafil.

B.14. LEGAL AND ARBITRAL PROCEEDINGS

Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2016.

B.14.1. Products

Depakine® Product Litigation in France

As of June 30, 2017, 44 claims are outstanding in France. In May 2017, the class action was filed against the French affiliate by an association representing the families whose children allegedly sustained personal injuries in connection with the exposure to the use of Depakine®, a sodium valproate antiepileptic treatment, by the mothers during pregnancy.

The French government is finalizing the indemnification mechanism to be operated by the Public Fund through the publication of decrees and orders.

28 | Sanofi • 2017 Half-Year Financial Report

B.14.2. Patents

Praluent® (alirocumab)-related Amgen Patent Litigation in the US

In February 2017, the US Court of Appeals for the Federal Circuit (“Federal Circuit”) stayed (suspended) the permanent injunction for Praluent® (alirocumab) injection during Sanofi’s and Regeneron’s appeal. Sanofi and Regeneron have appealed the validity judgment and injunction ruling in the Federal Circuit. In June 2017, oral argument took place in the Court of Appeals for the Federal Circuit.

In April 2017, the District of Delaware granted Amgen’s motion to amend the judgment on an accounting of supplemental damages and enhancement of such damages if deemed appropriate. This order is deferred until the Federal Circuit appeal is complete.

Praluent® (alirocumab)-related Amgen Patent Litigation in Europe

In February 2017, the UK action was stayed (suspended) on terms agreed by the parties. In April 2017, in France, Sanofi and Regeneron filed a response to the complaint (filed by Amgen in September 2016 alleging infringement by alirocumab of its ‘124 (FR) patent) and a separate nullity action.

Praluent® (alirocumab)-related Amgen Opposition and Patent Litigation in Japan

In May 2017, Amgen filed a lawsuit in the Tokyo District Court, against Sanofi K.K. for patent infringement of two of its Japanese Patents, JP5705288 and JP5906333. Amgen seeks injunctive relief to prevent the infringing manufacture, use and sale of alirocumab, as well as destruction of Praluent and alirocumab, and attorneys’ fees. The validity of these two Japanese patents was challenged by Sanofi in the Japanese Patent Office by filing invalidation actions in 2016. The JPO issued a Preliminary Notice of Trial Decision in March 2017, indicating their intent to maintain some claims of each patent, and invalidate others. Amgen filed corrected claims in the JPO on May 16, 2017, canceling the claims the JPO indicated were invalid.

Dupixent® (dupilumab)-related Amgen Patent Opposition and Revocation in Europe

Immunex Corporation, an Amgen affiliate, is the registered proprietor of European Patent number EP2292665. The claims of this patent relate to, among other things, human monoclonal antibodies that are capable of inhibiting IL-4 induced biological activity and which compete with one of four reference antibodies for binding to a cell that expresses human IL-4R. In April 2016, Sanofi and Regeneron each filed an opposition in the European Patent Office against EP2292665, seeking its revocation on the basis that, inter alia, the claims are overly broad. In September 2016, Sanofi also filed a civil action in the U.K. High Court (Chancery Division/Patents Court) seeking revocation of the U.K. designation of EP2292665 on similar grounds. In January 2017, at the joint request of Sanofi and Immunex, the U.K. High Court ordered that the revocation action be stayed pending the final determination of the pending European Patent Office opposition proceedings.

Dupixent® (dupilumab)-related Amgen Inter Partes Review Petition and Patent Litigation in the US

In March 2017, Sanofi and Regeneron filed a petition for Inter Partes Review (IPR) for U.S. patent 8,679,487 with the United States Patent Office Patent Trial and Appeal Board (PTAB). In this petition, Sanofi and Regeneron attack the validity of all the claims of this patent.

In April 2017, Immunex filed a complaint against Sanofi and Regeneron for patent infringement and declaratory judgment of patent infringement of US patent 8,679,487 with respect to Dupixent® in the United States District Court for the Central District of California.

B.15. OTHER OPERATING INCOME AND EXPENSES

Other operating income for the first half of 2017 was €173 million (versus €265 million in the first half of 2016), while Other operating expenses totaled €71 million (versus €195 million in the first half of 2016).

In the first half of 2017, the main component of Other operating income was gains on asset disposals, which amounted to €57 million.

2017 Half-Year Financial Report • Sanofi | 29

B.16. RESTRUCTURING COSTS AND SIMILAR ITEMS

Restructuring costs and similar items comprise the following:

	June 30, 2017	June 30, 2016	December 31, 2016
(€ million)	(6 months)(a)	(6 months)(a)	(12 months)(a)
Employee-related expenses	124	536	650
Expenses related to property, plant and equipment	154	46	139
Compensation for early termination of contracts (other than contracts of employment)	42	3	31
Decontamination costs	1	3	3
Other restructuring costs and similar items	43	39	56
Total	364	627	879

(a)	The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Note B.21.

In the first half of 2017, restructuring costs mainly comprised write-downs of industrial assets in Europe and North America, and employee-related expenses arising from headcount adjustment plans in Europe.

B.17. OTHER GAINS AND LOSSES, AND LITIGATION

In 2017, the line item Other gains and losses, and litigation represents separation costs associated with the process of disinvesting from the Generics business in Europe, before any tax effects.

On December 30, 2016 Sanofi transferred to MSD its interest in the Sanofi Pasteur MSD joint venture, generating a pre-tax gain on disposal of €211 million (see Note D.1.2. to the consolidated financial statements for the year ended December 31, 2016).

B.18. FINANCIAL EXPENSES AND INCOME

Financial income and expenses comprise the following items:

	June 30, 2017	June 30, 2016	December 31, 2016
(€ million)	(6 months)(a)	(6 months)(a)	(12 months)(a)
Cost of debt (b)	(140)	(146)	(274)
Interest income (c)	30	28	56
Cost of debt, net of cash and cash equivalents	(110)	(118)	(218)
Non-operating foreign exchange gains/(losses)	1	—	(21)
Unwinding of discounting of provisions (d))	(17)	(17)	(33)
Net interest cost related to employee benefits	(47)	(58)	(114)
Gains/(losses) on disposals of financial assets	52	19	36
Impairment losses on financial assets, net of reversals	(6)	(12)	(487)
Other	4	(5)	(19)
Net financial income/(expenses)	(123)	(191)	(856)
comprising: Financial expenses	(218)	(241)	(924)
Financial income	95	50	68

(a)	The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Note B.21.
(b)	Includes net gain on interest and currency derivatives used to hedge debt: €27 million for the six months ended June 30, 2017, versus €44 million for the six months ended June 30, 2016 and €86 million for the year ended December 31, 2016.
(c)	Includes net loss on interest and currency derivatives used to hedge cash and cash equivalents: €(6) million for the six months ended June 30, 2017, versus zero for the six months ended June 30, 2016 and the year ended December 31, 2016.
(d)	Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note B.12.).

In 2017 and 2016, the impact of the ineffective portion of hedging relationships was immaterial.

30 | Sanofi • 2017 Half-Year Financial Report

B.19. INCOME TAX EXPENSE

Sanofi has elected for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.

The table below shows the split of income tax expense between current and deferred taxes:

	June 30, 2017	June 30, 2016	December 31, 2016
(€ million)	(6 months)(a)	(6 months)(a)	(12 months)(a)
Current taxes	(879)	(978)	(1,869)
Deferred taxes	269	481	543
Total	(610)	(497)	(1,326)
Income before tax and associates and joint ventures	2,953	2,399	5,678

(a)	The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Note B.21.

The difference between the effective tax rate (on income before taxes and before associates and joint ventures) and the standard corporate income tax rate applicable in France is explained as follows:

	June 30, 2017	June 30, 2016	December 31, 2016
(as a percentage)	(6 months)(a)(b)	(6 months)(a)(b)	(12 months)(a)
Standard tax rate applicable in France	34.4	34.4	34.4
Difference between the standard French tax rate and the rates applicable to Sanofi (c)	(18.2)	(13.3)	(10.1)
Tax rate differential on intragroup margin in inventory (d)	(0.5)	(1.8)	(0.6)
Tax effects of the share of profits reverting to BMS	(0.5)	(0.6)	(0.5)
Contribution on distributed income (3%) (e)	3.8	4.7	2.0
CVAE tax in France (f)	1.4	1.3	1.1
Revisions to tax exposures and settlements of tax disputes	3.2	(9.3)	(4.8)
Fair value remeasurement of contingent consideration	0.2	0.4	0.4
Other	(3.1)	4.9	1.5
Effective tax rate	20.7	20.7	23.4

(a)	The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Note B.21.
(b)	Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).
(c)	The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France.
(d)	When internal margin included in inventory is eliminated, a deferred tax asset is recognized on the basis of the tax rate applicable to the subsidiary that holds the inventory, which may differ from the tax rate of the subsidiary that generated the eliminated intragroup margin.
(e)	Entities liable to corporate income tax in France are also liable to pay an additional tax contribution in respect of amounts distributed by the entity.
(f)	Net impact on the effective tax rate (current taxes, impact of the tax deduction, and deferred taxes).

2017 Half-Year Financial Report • Sanofi | 31

B.20. SEGMENT INFORMATION

As indicated in Note B.26. to the consolidated financial statements for the year ended December 31, 2016, Sanofi now has two operating segments: Pharmaceuticals and Human Vaccines (Vaccines).

The Pharmaceuticals segment comprises the commercial operations of the following franchises: Specialty Care (Rare Diseases, Multiple Sclerosis, Oncology), Diabetes & Cardiovascular, Established Prescription Products, Consumer Healthcare, and Generics, and dedicated research and development, production and marketing activities for all of Sanofi’s pharmaceuticals operations. The Sanofi pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates whose activities are related to pharmaceuticals, in particular Regeneron, Onduo, and the entities majority owned by BMS.

The Vaccines segment is wholly dedicated to vaccines and includes the commercial operations of Sanofi Pasteur and dedicated research and development, production and marketing activities for Sanofi’s vaccines operations. This segment also included the Sanofi Pasteur MSD joint venture until December 30, 2016, the date on which the joint venture ended.

Each segment includes global support function costs as allocated for internal reporting purposes within Sanofi.

The “Other” segment includes all activities that do not qualify as reportable segments under IFRS 8.This segment includes the effects of retained commitments in respect of divested activities.

Inter-segment transactions are not material.

B.20.1. Segment results

Sanofi reports segment results on the basis of “Business operating income”. This indicator is compliant with IFRS 8 and is used internally to measure the performance of operating segments and to allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

•	the amounts reported in the line items Restructuring costs and similar items, Fair value remeasurement of contingent consideration and Other gains and losses, and litigation are eliminated;

•	amortization and impairment losses charged against intangible assets (other than software and other rights) are eliminated;

•	the share of profits/losses of associates and joint ventures is added;

•	net income attributable to non-controlling interests is deducted;

•	other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated;

•	restructuring costs relating to associates and joint ventures are eliminated.

32 | Sanofi • 2017 Half-Year Financial Report

Segment results are shown in the table below:

	June 30, 2017 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	15,511	1,800	—	17,311
Other revenues	149	370	—	519
Cost of sales	(4,363)	(1,131)	—	(5,494)
Research and development expenses	(2,373)	(294)	—	(2,667)
Selling and general expenses	(4,609)	(437)	—	(5,046)
Other operating income and expenses	122	2	(22)	102
Share of profit/(loss) of associates and joint ventures	82	(1)	—	81
Net income attributable to non-controlling interests	(65)	—	—	(65)
Business operating income	4,454	309	(22)	4,741

	June 30, 2016 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	14,504	1,422	—	15,926
Other revenues	122	188	—	310
Cost of sales	(4,143)	(827)	—	(4,970)
Research and development expenses	(2,246)	(268)	—	(2,514)
Selling and general expenses	(4,261)	(348)	—	(4,609)
Other operating income and expenses	110	(1)	(39)	70
Share of profit/(loss) of associates and joint ventures	44	9	—	53
Net income attributable to non-controlling interests	(50)	—	—	(50)
Business operating income	4,080	175	(39)	4,216

	December 31, 2016 (12 months)
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	29,244	4,577	—	33,821
Other revenues	274	613	—	887
Cost of sales	(8,349)	(2,353)	—	(10,702)
Research and development expenses	(4,618)	(554)	—	(5,172)
Selling and general expenses	(8,743)	(743)	—	(9,486)
Other operating income and expenses	(1)	(14)	(112)	(127)
Share of profit/(loss) of associates and joint ventures	129	48	—	177
Net income attributable to non-controlling interests	(112)	(1)	—	(113)
Business operating income	7,824	1,573	(112)	9,285

2017 Half-Year Financial Report • Sanofi | 33

The table below, presented in compliance with IFRS 8, shows a reconciliation between “Business operating income” and Income before tax and associates and joint ventures:

	June 30, 2017	June 30, 2016	December 31, 2016
(€ million)	(6 months)	(6 months)	(12 months)
Business operating income (a)	4,741	4,216	9,285
Share of profit/(loss) of associates and joint ventures (b)	(81)	(53)	(177)
Net income attributable to non-controlling interests (c)	65	50	113
Amortization of intangible assets	(990)	(877)	(1,692)
Impairment of intangible assets	(12)	(52)	(192)
Fair value remeasurement of contingent consideration	(100)	(67)	(135)
Expenses arising from the impact of acquisitions on inventories	(176)	—	—
Restructuring costs and similar items	(364)	(627)	(879)
Other gains and losses, and litigation (d)	(7)	—	211
Operating income	3,076	2,590	6,534
Financial expenses (e)	(218)	(241)	(924)
Financial income	95	50	68
Income before tax and associates and joint ventures	2,953	2,399	5,678

(a)	The results of the Animal Health business for 2016, and the gain arising on the divestment of that business in 2017, are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(b)	Excluding restructuring costs of associates and joint ventures and expenses arising from the impact of acquisitions on associates and joint ventures, and after elimination of Sanofi’s share of the business net income of Sanofi Pasteur MSD from the date when Sanofi and MSD announced their intention to end their joint venture (€52 million in 2016).
(c)	Excluding (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.
(d)	For 2017, this line item consists of separation costs associated with the process of disinvesting from the Generics business in Europe, before any tax effects. For 2016, this line item consists of the pre-tax gain on divestment of Sanofi’s interest in the Sanofi Pasteur MSD joint venture.
(e)	For the year ended December 31, 2016, this line item includes an impairment loss of €457 million taken against Sanofi’s equity investment in Alnylam Pharmaceuticals, Inc. (see Note D.29. to the consolidated financial statements for the year ended December 31, 2016).

B.20.2. Other segment information

The tables below show the split by operating segment of (i) the carrying amount of investments in associates and joint ventures, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.

The principal associates and joint ventures are for the Pharmaceuticals segment, Regeneron Pharmaceuticals, Inc. (see Note C.1. to the consolidated financial statements for the year ended December 31, 2016), the entities majority owned by BMS (see Note C.2. to the consolidated financial statements for the year ended December 31, 2016), Onduo LLC, and Infraserv GmbH & Co. Höchst KG; and for the Vaccines segment, Sanofi Pasteur MSD until March 8, 2016 (see Notes B.1. and D.1.2. to the consolidated financial statements for the year ended December 31, 2016).

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	June 30, 2017
(€ million)	Pharmaceuticals	Vaccines	Total
Investments in associates and joint ventures	2,831	10	2,841
Acquisitions of property, plant and equipment	465	173	638
Acquisitions of other intangible assets	188	172	360

34 | Sanofi • 2017 Half-Year Financial Report

	June 30, 2016
(€ million)	Pharmaceuticals	Vaccines	Total
Investments in associates and joint ventures	2,724	259	2,983
Acquisitions of property, plant and equipment	439	149	588
Acquisitions of other intangible assets	580	32	612

	December 31, 2016
(€ million)	Pharmaceuticals	Vaccines	Total
Investments in associates and joint ventures	2,886	4	2,890
Acquisitions of property, plant and equipment	904	315	1,219
Acquisitions of other intangible assets	807	57	864

B.20.3. Information by geographical region

The geographical information on net sales provided below is based on the geographical location of the customer.

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, and pre-funded pension obligations.

	June 30, 2017
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	17,311	4,761	1,166	5,861	5,562	6,689
Non-current assets:
• property, plant and equipment	9,633	5,895	3,243	2,599	2,204	1,139
• goodwill	40,964	—		—		—
• other intangible assets	13,849	3,522		4,853		5,474

	June 30, 2016
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	15,926	4,412	1,153	5,629	5,356	5,885
Non-current assets:
• property, plant and equipment	9,819	5,954	3,423	2,782	2,385	1,083
• goodwill	39,420	—		—		—
• other intangible assets	11,094	3,514		5,440		2,140

	December 31, 2016
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	33,821	8,679	2,206	12,963	12,391	12,179
Non-current assets:
• property, plant and equipment	10,019	6,068	3,413	2,850	2,447	1,101
• goodwill	40,287	—		—		—
• other intangible assets	10,879	3,612		5,430		1,837

As stated in Notes B.6.1. and D.5. to the consolidated financial statements for the year ended December 31, 2016, goodwill is not allocated by geographical region.

2017 Half-Year Financial Report • Sanofi | 35

B.20.4. Net sales and credit risk

Sanofi’s three largest customers respectively accounted for approximately 10%, 6% and 5% of consolidated net sales in the first half of 2017, mostly in the Pharmaceuticals segment (versus approximately 11%, 8% and 3% in the first half of 2016).

Net sales

Sanofi’s net sales comprise net sales generated by the Pharmaceuticals segment and the Vaccines segment (see section C.3.1.1. of the half-year management report).

B.21. ASSETS HELD FOR SALE OR EXCHANGE AND LIABILITIES RELATED TO ASSETS HELD FOR SALE OR EXCHANGE

Assets held for sale or exchange, and liabilities related to assets held for sale or exchange, comprise:

(€ million)	June 30, 2017	December 31, 2016
Animal Health business (a)	26	6,376
Other	2	45
Assets held for sale or exchange	28	6,421
Animal Health business (a)	10	1,165
Other	—	30
Liabilities related to assets held for sale or exchange	10	1,195

(a)	The Animal Health business was divested on January 1, 2017, (see Note B.1.) except for Merial de Mexico SA de CV, the divestment of which is expected to be finalized in the second half of 2017.

In accordance with IFRS 5, the net income/loss of the Animal Health business is presented in a separate line item within the income statement (see Notes B.1. and D.2. to the consolidated financial statements for the year ended December 31, 2016). The table below provides an analysis of the main items included in the line item Net income/(loss) of the exchanged/held-for-exchange Animal Health business:

(€ million)	June 30, 2017	June 30, 2016	December 31, 2016
Net sales	—	1,485	2,708
Gross profit	—	1,030	1,850
Operating income	—	452	678
Income before tax and associates and joint ventures (a)	6,137	449	672
Income tax expense (b)	(1,716)	(163)	(359)
Net income/(loss) of the exchanged/held-for-exchange Animal Health business	4,421	286	314

(a)	In 2017, this line shows the gain arising on the divestment of the Animal Health business in exchange for Boehringer Ingelheim’s Consumer Healthcare business, based on a total consideration of €10,320 million.
(b)	Income tax expense on the gain on divestment of the Animal Health business.

The table below presents basic and diluted earnings per share for the exchanged/held-for-exchange Animal Health business, in accordance with IAS 33 (Earnings Per Share):

(€ million)	June 30, 2017	June 30, 2016	December 31, 2016
Net income/(loss) of the exchanged/held-for-exchange Animal Health business	4,421	286	314
Average number of shares outstanding (million)	1,260.3	1,287.6	1,286.6
Average number of shares outstanding after dilution (million)	1,270.6	1,296.6	1,296.0
– Basic earnings per share (in euros)	3.51	0.22	0.24
– Diluted earnings per share (in euros)	3.48	0.22	0.24

36 | Sanofi • 2017 Half-Year Financial Report

C/ Events subsequent to June 30, 2017

On July 11, 2017, Sanofi announced that it will acquire Protein Sciences, a privately held biotechnology company based in Meriden, Connecticut in the United States. Under the terms of the agreement between the two companies, Sanofi will make an upfront payment of $650 million and could pay up to a further $100 million upon attainment of certain milestones.

The acquisition is expected to close in the third quarter of 2017, subject to customary regulatory approvals.

On July 14, 2017, Emergent BioSolutions Inc. announced that it is to acquire ACAM2000®, the smallpox vaccine developed by Sanofi Pasteur. Under the terms of the agreement Emergent BioSolutions will make an upfront payment of $97.5 million, and could pay up to a further $27.5 million upon attainment of certain milestones.

On July 20, 2017, Sanofi and Ablynx announced a partnership to expand treatments for inflammatory and auto-immune diseases. Under the terms of the agreement, Sanofi could pay Ablynx up to €2.4 billion.

On July 31, 2017, 1,621,098 shares (representing approximately 0.13% of the share capital) were issued in connection with the “Action 2017” Sanofi worldwide employee share ownership plan, intended to give employees a greater stake in the Company’s future development and results.

2017 Half-Year Financial Report • Sanofi | 37